Exhibit 99.2

LUXFER HOLDINGS PLC Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE

7 August 2015

After a highly competitive tender process, Luxfer Holdings PLC has appointed new auditors PricewaterhouseCoopers LLP (PwC) and at the same time Ernst & Young LLP (EY) has resigned. Whilst EY’s resignation letter references a deteriorating relationship between Luxfer’s Finance Director and EY Audit, this should be seen in the context of a near-20 year successful working relationship with EY being Luxfer’s Auditors. Our Audit Committee and Board are both satisfied that this matter has not impacted on the quality of our reporting or of the audit and remain fully supportive of our Finance Director. He and the rest of the Board would like to thank EY for their long-term services as Auditors and welcome the opportunity to work with our newly-appointed Auditor PwC.

/s/ Brian G Purves

BRIAN G PURVES

CHIEF EXECUTIVE OFFICER